SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                        Imperial Credit Industries, Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    452729106
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                                 (Cusip Number)

                                    6/29/2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/  Rule 13d-1 (b)

         / / Rule 13d-1 (c)

         / / Rule 13d-1 (d)

CUSIP NO.  452729106                                                        13G


1)   NAME OF REPORTING PERSON               I.R.S. NUMBER OF REPORTING PERSON
     Wallace R. Weitz & Company             Tax I.D. No. 47-0654095

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  [ ]

     (b)   X

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   Sole Voting Power:             0
6)   Shared Voting Power:           0
7)   Sole Dispositive Power:        0
8)   Shared Dispositive Power:      0

9)   AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

     0

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

     [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

     0%

12)  TYPE OF REPORTING PERSON

     IA

CUSIP NO. 452729106                                                        13G

1)   NAME OF REPORTING PERSON

     Wallace R. Weitz

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  [ ]
     (b)   X

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   Sole Voting Power:             0
6)   Shared Voting Power:           0
7)   Sole Dispositive Power:        0
8)   Shared Dispositive Power:      0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

9)   CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

     [ ]

10)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

11)  TYPE OF REPORTING PERSON

     IN

Item 1(a).  Name of Issuer:

                    Imperial Credit Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Office:

                    c/o David L. Neale
                    Levene Neale Bender Rankin & Brill
                    1801 Avenue of the Stars #1120
                    Los Angeles, California 90067

Item 2(a).  Names of Persons Filing:

                    Wallace R. Weitz & Company
                    Wallace R. Weitz, President and Primary Owner of
                     Wallace R. Weitz & Company

Item 2(b).  Principal Business Address of Persons Filing:

                    1125 South 103rd Street, Suite 600
                    Omaha, Nebraska 68124-6008

Item 2(c).  Citizenship:

                    Wallace R. Weitz & Company - State of Nebraska
                    Wallace R. Weitz - Citizen of United States of America

Item 2(d).  Title of Class of Securities:

                    Common Stock

Item 2(e).  CUSIP Number:

                    452729106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Wallace R. Weitz & Company ("Weitz & Co.") as a registered investment adviser. All of the securities reported in this statement are owned of record by investment advisory clients of Weitz & Co. and none are owned directly or indirectly by Weitz & Co. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Weitz & Co. is the beneficial owner of any of the securities covered by the statement.

          (g) Control Person. This statement is also being filed by Wallace R. Weitz ("Weitz"), President and primary owner of Weitz & Co. in the event he could be deemed to be an indirect beneficial owner of the securities reported by Weitz & Co. through the exercise of voting control and/or dispositive power over the securities as a result of his official positions or ownership of the voting securities of Weitz & Co. Mr. Weitz does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Weitz is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

          (a)  Amount Beneficially Owned:
               (i)  Weitz & Co.                 0 Shares
               (ii) Weitz                       0 Shares

          (b)  Percent of Class:
               (i)  Weitz & Co.                 0%
               (ii) Weitz                       0%

          (c)  Number of Shares as to which such person has:

               (I)  sole power to direct vote:
                    (i)  Weitz & Co.                        0
                    (ii) Weitz                              0

               (II) shared power to direct vote:
                    (i)  Weitz & Co.                        0
                    (ii) Weitz                              0

               (III) sole power to dispose:
                    (i)  Weitz & Co.                        0
                    (ii) Weitz                              0

               (IV) shared power to dispose:
                    (i)  Weitz & Co.                        0
                    (ii) Weitz                              0

Item 5. Ownership of Five Percent or Less of a Class

                  [X]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  N/A

Item 8. Identification and Classification of Members of the Group

                  N/A

Item 9. Notice of Dissolution of Group

                  N/A

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date :  July 1, 2005

         WALLACE R. WEITZ & COMPANY

         By:     /s/ Wallace R. Weitz
         Name:   Wallace R. Weitz
         Title:  President

         WALLACE R. WEITZ
         (Individually)

         /s/ Wallace R. Weitz


                             Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement as of the 1st day of July, 2005.

         WALLACE R. WEITZ & COMPANY

         By:    /s/ Wallace R. Weitz
         Name:  Wallace R. Weitz
         Title: President

         WALLACE R. WEITZ
         (Individually)

         /s/ Wallace R. Weitz